MOJO DATA SOLUTIONS, INC.

319 Dorado Beach East

Dorado, Puerto Rico 00646

T: (631) 521-9700

E: jspiteri@mojotags.com

April 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: William H. Thompson, Accounting Branch Chief

Donna DiSilvio, Staff Accountant

Re:	MOJO Data Solutions, Inc.
CIK: 0001523486
Form 10-K for the Fiscal Year Ended April 30, 2013
Filed July 18, 2013
File No. 333-175003

Dear Mr. Thompson and Ms. DiSilvio:

This letter is being submitted in connection with the comment letter, dated April 7, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned filings of MOJO Data Solutions, Inc., a Puerto Rico corporation (“MOJO” or the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in italics, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at (631) 521-9700.

Very truly yours,

/s/ Joseph Spiteri

Joseph Spiteri
Chief Executive Officer, President, Chairman,
Secretary and Treasurer

1.	In your letter dated April 2, 2014 you state that the recapitalization of the Company in September 2013 and your subsequent acquisition six months later of substantially all the assets of Mobile Data Systems, Inc. (“MDS”) should be deemed to constitute a reverse merger and recapitalization. However, it appears that MOJO Data Solutions, Inc. and MDS were entities under common control since Mr. Joseph Spiteri held a controlling financial interest in both entities. Please explain to us in detail why the merger should not be accounted for as a transaction between entities under common control in accordance with ASC 805-50-45.

Response:

MOJO Data Solutions, Inc., a Puerto Rico corporation (“MOJO” or the “Company”), in a letter dated April 2, 2014, submitted its position and support for its position that the recapitalization of the Company in September 2013 and the Company’s subsequent acquisition of substantially all of the assets of Mobile Data Systems, Inc., a New York corporation (“MDS”), in January 2014 should be deemed to constitute a reverse merger and a recapitalization, in light of the totality of the circumstances and facts. Subsequently, on April 14, 2014, the Company had a conference call with the SEC to discuss said letter. During the conference call, it became evident that additional information and/or clarification would be required by the SEC in order for a final determination to be made regarding the Company’s position. This response is being submitted in order to provide additional information and/or clarification required to support the Company’s position in its letter dated April 2, 2014.

To reiterate the Company’s position, we believe and respectfully submit that the recapitalization of the Company in September 2013 and the Company’s subsequent acquisition of substantially all of the assets of MDS in January 2014 should be deemed to constitute a reverse merger and a recapitalization, in light of the totality of the circumstances and facts.

Item #1:

What is the intent of the combining of MOJO and MDS?

In our previous letter dated April 2, 2014, we referred to an consulting agreement, dated April 24, 2013 (the “Consulting Agreement”), in which Mobile Data Systems, Inc., a New York corporation (“MDS”), of which Joseph Spiteri is the President and sole stockholder, entered into with Ventana Capital Partners, LLC, an entity of which Ralph M. Amato has sole and dispositive control (the “Consultant”), pursuant to which the Consultant would endeavor to locate a shell company quoted on the OTC Markets for purposes of MDS consummating a reverse merger or other transaction with the Shell resulting in the MDS stockholders becoming stockholders of the Shell, the MDS management team and Board of Directors becoming the Shell’s management team and Board of Directors and the business of MDS becoming the business of the Shell. Please see Section 1.01(a) of the Consulting Agreement which accompanies this letter.

MOJO Data Solutions, Inc.	Page 2

Item #2:

How did the reverse acquisition (or merger) with recapitalization occur?

This was a two-step process. First, on September 20, 2013, Mr. Spiteri was issued 8,000,000 shares, par value $0.001 per share, of Series A Preferred Stock and 3,000,000 shares, par value of $0.001 per share, of common stock in consideration for services rendered. Pursuant to the Certificate of Designation for the Series A Preferred Stock, each outstanding share of Series A Preferred Stock: (i) has the voting equivalency of 10 shares of common stock and (ii) automatically converts on a one-for-one basis to common stock on January 1, 2016. As a result of receiving these shares, Joseph Spiteri was entitled to 83,000,000 votes, (comprised of 80,000,000 votes for his 8,000,000 shares of Series A Preferred Stock and 3,000,000 votes for his 3,000,000 shares of common stock) and based on 15,559,800 shares of common stock outstanding on September 20, 2013, Mr. Spiteri had 86.9% voting control. Therefore, on September 20, 2013, Mr. Spiteri had voting control of both MOJO and MDS.

Second, as previously reported by the Company on a Form 8-K filed on September 30, 2013, on September 27, 2013, the Company entered into an Asset Purchase Agreement with MDS, pursuant to which the Company agreed to purchase all of the intellectual property and substantially all of the tangible assets of MDS, constituting substantially all of the assets of MDS, in consideration for $190,000 and an unsecured promissory note for the principal amount of $80,000,bearing interest at a rate of 5% per year, maturing on the first anniversary date of the date of issuance and convertible by the holder thereof at any time and from time to time into restricted shares of common stock of the Company at the rate of $0.05 per share (the “Acquisition”). As previously reported on a Form 8-K filed on February 4, 2014, on January 31, 2014, MOJO and MDS consummated the Acquisition.

Item #3:

When did the reverse acquisition (or merger) with recapitalization occur?

This was finalized on January 31, 2014, at which time the business of MDS (through the Asset Purchase Agreement) was brought into the Company. To have completed Step 1 in Item #2 above would have resulted only in a (temporary) change in control. In order to complete the reverse acquisition, the business of MDS had to be acquired.

Item #4:

How will the reverse acquisition (or merger) with recapitalization be accounted for?

The shares issued to Mr. Spiteri on September 20, 2013 (namely 8,000,000 shares of Series A Preferred Stock and 3,000,000 shares of common stock) as sole stockholder of MDS, shall be deemed to be all of the outstanding shares of MDS (the accounting acquirer) as of the beginning of all period presented. Then, on January 31, 2014, MDS shall have deemed to have acquired MOJO (the accounting acquiree). The summary of entries to record the acquisition of MOJO shall be recorded on January 31, 2014 as follows:

Dr – net assets of MOJO

Cr – net liabilities of MOJO

Cr – common stock (for par value based on the number of shares outstanding at the end of the day on January 31, 2014 less the 3,000,000 shares owned by Mr. Spiteri)

Dr/Cr – APIC (to balance the entry)

MOJO Data Solutions, Inc.	Page 3

Item #5:

Why shouldn’t the closing of the APA on January 31, 2014 be treated for accounting purposes as a combination of entities under common control?

Although Mr. Spiteri had voting control of MDS (since its inception) and voting control of MOJO (as of September 20, 2013), the control over MOJO was “temporary control”.

A.	As previously reported by the Company on a Form 8-K filed with the SEC on August 27, 2013, pursuant to the Stock Purchase Agreement dated August 23, 2013 (the “Closing Date”), Authentic Teas, Inc., a Nevada corporation and predecessor to the Company (“AUTT”), all of AUTT’s executive officers and directors (collectively, the “Selling Stockholders”), and RDA Equities, LLC, a Puerto Rico limited liability company (“RDA”), AUTT agreed to effectuate the following: (a) a three-for-one (3:1) forward stock split of AUTT’s outstanding common stock (the “Forward Stock Split”); (b) a business combination by merging AUTT with and into a corporation formed in the Commonwealth of Puerto Rico, with AUTT being the non-surviving entity and the Puerto Rico corporation being the surviving entity (the “Surviving Corporation”) and with each outstanding share of AUTT common stock being automatically converted into one share of common stock of the Surviving Corporation (the “Merger”); and (c) the Surviving Corporation subsequently acquiring certain intellectual property assets of MDS (the “Acquisition”). In the event the Merger and Acquisition were not consummated on or prior to the 90th day following the Closing Date, AUTT agreed to undertake all reasonable efforts to remove the then current directors and officers of AUTT in accordance with applicable corporate law and replace such individuals with the Selling Stockholders, and unless otherwise consented to in writing, cease all actions in connection with the Forward Stock Split, Merger and Acquisition to the extent such actions have not yet been consummated; and retransfer the Shares back to the Selling Stockholders for the Purchase Price.

As previously reported by the Company on a Form 8-K/A filed on April 10, 2014, on November13, 2013, the Selling Stockholders and RDA agreed to extend the date by which MOJO was required to consummate the Acquisition from November 21, 2013 to January 31, 2014. If Mr. Spiteri had “permanent control” of MOJO as of September 20, 2013 then the Selling Stockholders approval of an extension of the requirement that the APA be consummated within 90 days would not have been necessary. For clarification, the amendment between the Selling Stockholders and RDA was not filed along with the agreement to extend the APA between MOJO and MDS (included in an 8-K filed on November 19, 2013) because the parties to the amendment to the August 23, 2013 Stock Purchase Agreement did not involve the Company; now that the Company has taken the position that the overall series of events is a reverse acquisition (or merger) with recapitalization, this amendment was deemed relevant to the proposed accounting treatment and, as such, an 8-K/A was filed accordingly.

MOJO Data Solutions, Inc.	Page 4

B.	Should the APA not have been consummated by January 31, 2014, would Mr. Spiteri have been required to return all of his shares in MOJO back to the Company? Pursuant to the 8-K filed on August 27, 2013, the agreement stated, “In the event the Merger and Acquisition were not consummated on or prior to the 90th day following the Closing Date, AUTT agreed to undertake all reasonable efforts to remove the then current directors and officers of AUTT in accordance with applicable corporate law and replace such individuals with the Selling Stockholders, and unless otherwise consented to in writing, cease all actions in connection with the Forward Stock Split, Merger and Acquisition to the extent such actions have not yet been consummated; and retransfer the Shares back to the Selling Stockholders or the “Purchase Price.” The agreement in which RDA obtained control of AUTT did not address whether shares would be issued to Mr. Spiteri and, therefore, could not have addressed whether Mr. Spiteri’s shares would have to be returned upon failure to timely consummate the APA.

From a practical matter, should the APA not have been consummated timely, it is assumed that the Selling Stockholders would have wanted AUTT back and they would not have approved of Mr. Spiteri retaining control of the Company at that point. Further, they likely would have demanded Mr. Spiteri return his shares or face litigation. If not, Mr. Spiteri, being the controlling stockholder, could have then voted the Selling Stockholders be removed from the Board once again immediately after their reappointment. Moreover, the Selling Stockholders relinquished control upon certain milestones being achieved within a certain period of time and clearly did not intend to give up “permanent control” of AUTT for $2,750 without those milestones being satisfied.

Permanent control of MOJO was not obtained by Mr. Spiteri until the APA closed on January 31, 2014.

Item #6:

Is MDS considered a business as of January 31, 2014?

Attached are the unaudited balance sheet and P&L for MDS as of and for the year ended December 31, 2013. Based on these financial statements, we believe MDS constituted a business.

Item #7:

Was AUTT a shell company?

Based on the insignificant amount of assets, revenues, lack of employees, AUTT is considered a shell company prior to the closing of the APA on January 31, 2014. In addition, the amount paid to gain control of AUTT ($2,750) signifies it really wasn’t a business.

MOJO Data Solutions, Inc.	Page 5

Conclusion:

The combination of events of: (i) on September 20, 2013, Mr. Spiteri, the sole stockholder of MDS gained 86.9% voting control of MOJO and (ii) on January 31, 2014, MOJO consummated an Asset Purchase Agreement with MDS, pursuant to which MOJO acquired all of the intellectual property and substantially all of the tangible assets of MDS, constituting substantially all of the assets of MDS, should be accounted as a reverse business combination for financial reporting purposes.

Reporting Requirements:

As a result of the reverse merger that closed on January 31, 2014 (upon closing of the Acquisition), the Company believes it should have filed a Form 8-K, including Form 10 Information and the financial statements required under Item 9.01 of Form 8-K (i.e., a Super 8-K), by February 6, 2014 (four business days after the consummation date of the Acquisition), which is therefore late as of the date of this letter. The Company is in the process of preparing the Super 8-K, including the required Item 9.01 Financial Statements, and intends to file as soon as possible.

The Super 8-K will include the two-year audited financial statements for the fiscal years ended December 31, 2013 and 2012 of MDS (the accounting acquirer) as well as the required pro forma financial statements. The Super 8-K will also indicate that acquirer, MOJO, intends to change its April 30th fiscal year end to December 31st to coincide with that of MDS. Therefore, the next filing due would be for the fiscal quarter ended March 31, 2014 and would negate the Company’s need to file a Form 10-Q for the period ended January 31, 2014.

2.	You state in your letter dated April 2, 2014 that you intend to change your fiscal year end to December 31st to coincide to that of MDS. Please file a transition report on Form 10-K for the transition period ended December 31, 2013.

Response:

Please see the last paragraph of our response to Staff Comment #1.

3.	Please submit your letter dated April 2, 2014 as correspondence on EDGAR.

Response:

Per your request, we submitted our April 2, 2014 letter as correspondence on EDGAR on April 8, 2014.

MOJO Data Solutions, Inc.	Page 6

CERTIFICATION

I, Joseph Spiteri, the Chief Executive Officer, President, Chairman, Secretary and Treasurer of MOJO Data Solutions, Inc., a Puerto Rico corporation (the “Company”), hereby acknowledge the following regarding the Company’s periodic and current reports filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 22nd day of April 2014.

MOJO DATA SOLUTIONS, INC.

By:	/s/ Joseph Spiteri
Name:	Joseph Spiteri
Title:	Chief Executive Officer, President,
Chairman, Secretary and Treasurer
(Principal Executive Officer)

MOJO Data Solutions, Inc.	Page 7

Dec 31, 13
ASSETS
Current Assets
Checking/Savings
1002 · 2 Chase Bank Checking	37,114.53
1003 · Chase Bank Savings	59.78
Total Checking/Savings	37,174.31

Accounts Receivable
1200 · Accounts Receivable	27,158.26
Total Accounts Receivable	27,158.26

Total Current Assets	64,332.57

Fixed Assets
1500 · Furniture & Equipment	29,283.67
1550 · Computers & Software	152,310.19
1555 · Accumulated Depreciation	-74,466.00
Total Fixed Assets	107,127.86

Other Assets
1209 · Loan origination fees	1,232.14
Total Other Assets	1,232.14

TOTAL ASSETS	172,692.57

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
2000 · Accounts Payable	28,400.13
Total Accounts Payable	28,400.13

Other Current Liabilities
2010 · Accrued Expenses	400,623.29
2110 · Due to InVision Software	342,322.22
2112 · Due to Aqua Mobile-USA	740,000.00
2113 · Due To MOJO Data Solutions	14,133.92
2500 · Due to Stockholder	83,500.00
Total Other Current Liabilities	1,580,579.43

Total Current Liabilities	1,608,979.56

Long Term Liabilities
2085 · Loan-LIDC	181,723.29
Total Long Term Liabilities	181,723.29

Total Liabilities	1,790,702.85
Equity
3000 · Common Stock	5,000.00
3020 · APIC-Additional Paid-In Capital	792,501.89
3100 · Retained Earnings	-2,473,365.50
Net Income	57,853.33
Total Equity	-1,618,010.28

TOTAL LIABILITIES & EQUITY	172,692.57

Jan - Dec 13
Ordinary Income/Expense
Income
4000 · Consulting Income	113,458.26
Total Income	113,458.26

Gross Profit	113,458.26

Expense
6110 · Automobile Expense
6113 · Gas & Tolls	787.39
6114 · Repairs	538.07
Total 6110 · Automobile Expense	1,325.46

6200 · Bank Service Charges	970.80
6230 · Licenses and Permits	5,000.00
6500 · Consulting Fees	5,000.00
6559 · Compensation Expense	1,000.00
6800 · Dues and Subscriptions	237.82
6950 · Gifts	104.00
7100 · Insurance
7101 · Disability Insurance	125.00
7102 · Liability Insurance	2,209.83
7104 · Work Comp	306.62
Total 7100 · Insurance	2,641.45

7200 · Interest Expense	10,901.48
7450 · Office Expense	283.01
7500 · Office Supplies	118.60
7800 · Postage and Delivery	182.84
8000 · Professional Fees
8001 · Accounting	6,250.00
8002 · Legal Fees	1,890.00
Total 8000 · Professional Fees	8,140.00

8300 · Taxes
8302 · Corporate / State	29.00
Total 8300 · Taxes	29.00

8500 · Telephone	3,332.97
8700 · Travel & Ent
8701 · Entertainment and Meals	936.60
8703 · Travel	12,130.47
Total 8700 · Travel & Ent	13,067.07

8850 · Trade Show	2,000.00
8900 · Utilities	1,270.43
Total Expense	55,604.93

Net Ordinary Income	57,853.33

Net Income	57,853.33